09056222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65530 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Lombard Street, 17th Floor
(No. and Street)

Baltimore (City) Maryland (State) 21202-3243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory D. Andrews, Chief Financial Officer (410) 796-4003
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. Padonia Road, Ste. 600 (Address) Timonium (City) Maryland (State) 21093 (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gregory Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

[signature]
Signature

Chief Financial Officer
Title

MY COMMISSION EXPIRES 12-04-2010

JOYCE G. MILLER [signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC

# SIGNAL HILL CAPITAL GROUP LLC

## TABLE OF CONTENTS



Signal Hill

WABC

**Weil, Akman, Baylin & Coleman, P.A.** Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statements of financial condition of Signal Hill Capital Group LLC (the "Firm"), as of December 31, 2008 and 2007 and the related statements of operations, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 12, 2009

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF FINANCIAL CONDITION

| DECEMBER 31, | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 7,122,496 | $ 8,969,275 |
| Certificates of deposit | 1,319,598 | 5,040,945 |
| Restricted cash and deposits | 752,558 | 762,957 |
| Investment banking fees receivable, net | 645,007 | 343,431 |
| Receivable from clearing broker | 440,510 | 389,183 |
| Other receivables | 42,000 | 74,722 |
| Investments, at fair value | 505,000 | - |
| Investment in related party LLC | 86,547 | - |
| Accrued investment income | 16,500 | 44,184 |
| Due from members | 87,500 | 58,949 |
| Due from related party | 961,749 | - |
| Prepaid expenses | 98,613 | 191,365 |
| Property and equipment, net | 332,404 | 416,465 |
| Security deposits | 64,000 | 92,117 |
| **TOTAL ASSETS** | $ 12,474,482 | $ 16,383,593 |
| **LIABILITIES AND EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 364,798 | $ 314,439 |
| Accrued compensation | 935,481 | 813,812 |
| Preferred dividends payable | - | 58,480 |
| Deferred rent | 335,380 | 299,736 |
| **Total liabilities** | 1,635,659 | 1,486,467 |
| **EQUITY** | 10,838,823 | 14,897,126 |
| **TOTAL LIABILITIES AND EQUITY** | $ 12,474,482 | $ 16,383,593 |

The accompanying notes are an integral part of these financial statements.

Signal Hill

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF OPERATIONS

| FOR THE YEARS ENDED DECEMBER 31, | 2008 | 2007 |
|---|---|---|
| **REVENUES:** | | |
| Investment banking | $ 8,060,279 | $ 22,037,444 |
| Brokerage | 5,113,560 | 3,591,829 |
| **Total revenues** | 13,173,839 | 25,629,273 |
| **EXPENSES:** | | |
| Compensation and benefits | 11,877,486 | 17,376,527 |
| Communication and technology | 913,011 | 790,611 |
| Occupancy | 565,320 | 502,360 |
| Marketing and promotion | 849,929 | 630,888 |
| Brokerage and clearing fees | 499,202 | 333,273 |
| Depreciation | 134,031 | 90,751 |
| Other | 553,202 | 645,023 |
| Reimbursed expenses | 313,130 | 248,917 |
| **Total expenses** | 15,705,311 | 20,618,350 |
| **(LOSS) INCOME FROM OPERATIONS** | (2,531,472) | 5,010,923 |
| **OTHER INCOME, net** | 367,106 | 675,011 |
| **NET (LOSS) INCOME** | $ (2,164,366) | $ 5,685,934 |

The accompanying notes are an integral part of these financial statements.



Signal Hill

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF CHANGES IN EQUITY

## FOR THE YEARS ENDED DECEMBER 31,

| | Series A Preferred | Member Shares | Notes Receivable From Members | Total Equity |
|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2006** | $ 3,844,050 | $ 5,101,901 | $ (1,097,638) | $ 7,848,313 |
| CONTRIBUTIONS | - | 1,315,500 | (175,000) | 1,140,500 |
| REPAYMENT OF MEMBER NOTES | - | - | 400,879 | 400,879 |
| CASH DIVIDENDS | - | (178,500) | - | (178,500) |
| STOCK DIVIDENDS | 54,600 | (54,600) | - | - |
| NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2007 | - | 5,685,934 | - | 5,685,934 |
| **BALANCE AT DECEMBER 31, 2007** | 3,898,650 | 11,870,235 | (871,759) | 14,897,126 |
| REPURCHASES | - | (150,000) | - | (150,000) |
| REPAYMENT/TRANSFER OF MEMBER NOTES | - | - | 871,759 | 871,759 |
| TAX DISTRIBUTIONS TO MEMBERS | - | (2,557,216) | - | (2,557,216) |
| CASH DIVIDENDS | - | (58,480) | - | (58,480) |
| OWNERSHIP RESTRUCTURING | (3,898,650) | 3,898,650 | - | - |
| NET (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2008 | - | (2,164,366) | - | (2,164,366) |
| **BALANCE AT DECEMBER 31, 2008** | $ - | $ 10,838,823 | $ - | $ 10,838,823 |

The accompanying notes are an integral part of these financial statements.



Signal Hill

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF CASH FLOWS

| FOR THE YEARS ENDED DECEMBER 31, | 2008 | 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net (loss) income | $ (2,164,366) | $ 5,685,934 |
| Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities: | | |
| Depreciation | 134,031 | 90,751 |
| Loss on disposal of property and equipment | - | 2,690 |
| Gain on sale of investments | - | (1,151) |
| (Decrease) increase in reserve for doubtful accounts | (27,628) | 49,262 |
| (Increase) decrease in assets: | | |
| Changes in restricted cash and deposits | 10,399 | (510,248) |
| Investment banking fees receivable, net | (273,948) | 10,292 |
| Receivable from clearing broker | (51,327) | (277,406) |
| Other receivables | 32,722 | 21,948 |
| Accrued investment income | 27,684 | (10,874) |
| Due from members | 8,949 | 11,782 |
| Due from related party | (189,991) | - |
| Prepaid expenses | 92,752 | (67,617) |
| Security deposits | 28,117 | (69,957) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 50,359 | 78,523 |
| Accrued compensation | 121,669 | 537,201 |
| Dividends payable | (58,480) | - |
| Deferred rent | 35,644 | 85,483 |
| **NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES** | (2,223,414) | 5,636,613 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of investments | (505,000) | - |
| Purchase of related party LLC | (86,547) | - |
| Redemption (purchase) of certificate of deposit | 3,721,348 | (5,040,945) |
| Proceeds from sale of investments | - | 68,855 |
| Purchase of property and equipment | (49,970) | (278,529) |
| **NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES** | $ 3,079,831 | $ (5,250,619) |

The accompanying notes are an integral part of these financial statements.

| | 2008 | 2007 |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Repayment of member notes | $ 162,500 | $ 400,879 |
| Loans to member | (100,000) | (50,000) |
| Membership (repurchases) investments | (150,000) | 1,140,500 |
| Tax distributions to members | (2,557,216) | - |
| Preferred dividends paid | (58,480) | (123,442) |
| **NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES** | (2,703,196) | 1,367,937 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (1,846,779) | 1,753,931 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 8,969,275 | 7,215,344 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 7,122,496 | $ 8,969,275 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Interest paid | $ 6,256 | $ 2,576 |
| **Noncash financing activities:** | | |
| Stock dividends declared | $ - | $ 54,600 |
| Member loans for issuance of common interests | $ - | $ 175,000 |

### NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), providing investment banking services, institutional brokerage and equity research for small and mid-cap companies and their investors. SHCG focuses its services on clean energy technologies, communications services and technologies, digital and traditional media, education and business services, financial services, internet infrastructure, security services and property and casualty insurance. SHCG is headquartered in Baltimore, Maryland and has an office in San Francisco, California.

**Method of Accounting**
The financial statements are prepared on the accrual basis of accounting.

**Cash and Cash Equivalents**
SHCG considers all highly liquid financial instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

**Certificates of Deposit**
SHCG maintained certificates of deposit totaling $1,319,598 and $5,040,945 at December 31, 2008 and 2007, respectively. The certificates bear interest ranging from 2.08% to 3.75% and have maturities ranging from three to nine months, with penalties for early withdrawal.

**Restricted Cash and Deposits**
SHCG maintains a certificate of deposit as security for the lease of its headquarters, and has cash on deposit with its clearing broker. The certificate of deposit bears interest at 2.96% and matures in eleven months, with penalties for early withdrawal.

**Investment Banking Revenue**
Investment banking revenue consists primarily of success fees from merger and acquisition and other advisory assignments which are generally earned and recognized only upon successful completion of engagements. Investment banking revenue also includes underwriting and private placement agency fees earned through SHCG's participation in public offerings and private placements of equity. Underwriting revenue includes management fees, selling concessions, and underwriting fees, and are recorded net of estimated syndicate expenses on trade date, which is typically the day of pricing an offering.

During the years ended December 31, 2008 and 2007, 63% and 60%, respectively, of investment banking revenues were earned from four clients. Three of the four clients each year were distinct.



Signal Hill

### NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Brokerage Revenue**

Substantially all of SHCG's brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. In addition, brokerage revenue includes fees received for provision of equity research services. Such fees can be paid to SHCG directly by clients or by other broker-dealers on behalf of clients in connection with commission sharing arrangements. Fees for provision of research services are recognized when access to research has been provided, the fee amount is determinable, and collectability is reasonably assured. Brokerage revenue also includes net trading gains and losses as all trading operations are conducted in facilitation of customer orders. SHCG did not engage in proprietary trading in 2008 or 2007.

**Investment Banking Fees Receivable, net**

Investment banking fees receivable include amounts due arising from the SHCG's investment banking and advisory engagements.

The carrying amount of investment banking fees receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2008, 72% of investment banking fees receivable was due from one client. There was no similar concentration at December 31, 2007.

**Receivable From Clearing Broker**

SHCG clears customer transactions through another broker-dealer on a fully-disclosed basis. The amount receivable from the clearing broker relates to the amount on deposit and the commissions related to customer transactions. SHCG has indemnified the clearing broker for any losses as a result of customer nonperformance.

**Investments**

Management determines the appropriate classification of investments in marketable securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The classification of those investments and the related accounting policies are as follows:

### NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Investments (continued)**
Trading securities: Trading securities are held for resale in anticipation of short-term fluctuations in market prices. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are determined using the specific identification method and are included in income.

Available-for-sale securities: Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of equity.

Held to maturity securities: Held to maturity securities consist of bonds, notes and debentures for which SHCG has the positive intent and ability to hold to maturity and are stated at cost, adjusted for premiums and discounts that are recognized using the interest method over the period to maturity.

Realized gains and losses of available-for-sale and held to maturity securities are determined using the specific identification method and are included in income.

**Investment in related party LLC**
The investment in related party LLC is recorded under the provisions of APB 18 at cost less any impairments in the value that are not temporary in nature. As of December 31, 2008, there were no such impairments.

**Depreciation**
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

| | |
|---|---|
| Computer and office equipment | 3 - 7 years |
| Furniture and fixtures | 5 - 7 years |
| Leasehold improvements | Life of Lease |

**Income Taxes**
SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

In accordance with FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies,* SHCG elected to defer FIN 48, *Accounting for Uncertainty in Income Taxes.* As an LLC, SHCG's income flows through to and is taxed to its members. SHCG does not incur any income tax liabilities. SHCG does not believe it has taken any uncertain tax positions for the years ended December 31, 2008 and 2007.



Signal Hill

### NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Reimbursed Expenses**
Expenses that are incurred on behalf of and reimbursed by clients are included in investment banking revenue and operating expenses.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

**Advertising**
SHCG's policy is to expense advertising costs as incurred. Advertising and promotion expense for the years ended December 31, 2008 and 2007 was $117,430 and $139,797, respectively.

### NOTE B. EQUITY

The ownership of SHCG was restructured effective April 1, 2008 such that the Series A Preferred interests and 99.9% of the existing limited liability company interests were transferred to a holding company. During 2007 and up to the restructuring in 2008, SHCG was authorized to issue 28,000 shares of Member Interest and 4,828 shares of Series A Preferred Stock. Following the restructuring, SHCG is authorized to issue 1,000 shares of a single class of stock. As of December 31, 2008 all 1,000 shares were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG. Each member's liability is limited to the amount of capital invested in SHCG.

The amount of shares outstanding and distribution preferences for each class of stock prior to restructuring are summarized below.

**NOTE B. EQUITY (Continued)**

**Series A Preferred** - At December 31, 2007 and through the date of restructuring in 2008, SHCG had 3,713 shares of Series A preferred stock at a price of $1,050 per unit issued and outstanding to non-employee investors. The shares were convertible into shares of common stock and entitled to cumulative dividends at a rate of 6.0% per year payable quarterly. SHCG had the option during the two years following issuance of the shares to pay dividends in additional shares of Series A Preferred Stock. Series A preferred shareholders were entitled to receive a liquidation preference of $1,050 per share plus accrued but unpaid dividends before any liquidation payments could be made on member interests. Dividends were declared as follows:

| | 2008 | 2007 |
|---|---|---|
| Stock dividends | $ - | $ 54,600 |
| Cash dividends | $ 58,480 | $ 178,500 |

A total of 90 shares were issued as Stock dividends.

**Member Shares** - Common shares were purchased by partner level employees (members) of SHCG and were entitled to share in the operating profit of SHCG and a subordinated portion of liquidation proceeds.

SHCG shall distribute on or before April 1st of each year to each member the excess, if any, of the Member's Aggregate Tax Liability over the aggregate amounts previously distributed to such Member for all prior and current fiscal years (the Tax Distribution).

Except as disclosed above, SHCG is not obligated to make any periodic distributions to members or shareholders. The amount and timing of any distributions are at the discretion of the Board of Directors of the holding company. Through April 1, 2008, the date of restructuring, SHCG was not permitted to pay or set aside dividends on shares of any class of stock unless the holders of Series A Preferred Stock first receive any unpaid, accrued dividends.

Member shares outstanding were 17,088 and 17,967 at December 31, 2008 and 2007, respectively.

**NOTE C. INVESTMENT BANKING FEES RECEIVABLE, net**

At December 31, investment banking fees receivable consists of the following:

| | 2008 | 2007 |
|---|---|---|
| Investment banking fees receivable | $ 695,364 | $ 421,416 |
| Less: allowance for doubtful accounts | 50,357 | 77,985 |
| **Investment banking fees receivable, net** | $ 645,007 | $ 343,431 |

**NOTE D. INVESTMENTS**

As of December 31, 2008, the investment portfolio was comprised of securities classified as available for sale and held-to-maturity. In conjunction with FASB 115, the investments classified as available for sale are recorded at fair value with any unrealized gains and losses recorded as a separate component of other comprehensive income and held-to-maturity are being carried at cost, adjusted for amortization of premiums and accretions of discounts.

The following table reflects the cost, gross unrealized gains and losses and fair value of investment securities held at December 31, 2008:

| | 2008 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Available for sale investments | $ 490,000 | $ - | $ - | $ 490,000 |
| Held-to-maturity investments: | | | | |
| Due in one to five years | 15,000 | - | - | 15,000 |
| | $ 505,000 | $ - | $ - | $ 505,000 |

As of December 31, 2007, there were no investments held.



Signal Hill

### NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

| | | 2008 | | 2007 |
|---|---|---|---|---|
| Computer and office equipment | $ | 328,765 | $ | 278,795 |
| Furniture and fixtures | | 157,360 | | 157,360 |
| Leasehold improvements | | 113,537 | | 113,537 |
| | | 599,662 | | 549,692 |
| Less: accumulated depreciation | | 267,258 | | 133,227 |
| **Property and equipment, net** | $ | 332,404 | $ | 416,465 |

Depreciation expense was $134,031 and $90,751 for the years ended December 31, 2008 and 2007, respectively.

### NOTE F. COMMITMENTS

**Operating Leases and Subscriptions**

SHCG sub-leases its headquarters in Baltimore, Maryland with an expiration date of December 2014 and leases its San Francisco, California office with an expiration date of September 2012. The Baltimore lease has increasing minimum monthly payments from $30,592 to $35,036. The San Francisco lease has increasing minimum monthly payments from $9,326 to $10,335. SHCG is liable for common area maintenance charges on each lease. Total rent expense was $452,283 and $439,133 for the years ended December 31, 2008 and 2007, respectively.

SHCG has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between November 2009 and December 2013. Monthly payments range between $290 and $2,331. Rental and subscription expense related to these agreements for the years ended December 31, 2008 and 2007 was $266,988 and $197,547, respectively.

Future minimum rental commitments are as follows:

| | | |
|---|---|---|
| December 31, 2009 | $ | 621,852 |
| 2010 | | 576,058 |
| 2011 | | 537,903 |
| 2012 | | 504,265 |
| 2013 | | 421,446 |
| Thereafter | | 424,344 |
| | $ | 3,085,868 |



Signal Hill

**NOTE F. COMMITMENTS (Continued)**

**Investment Commitment**

SHCG invested in a related party LLC during 2008 and has committed to invest a total of up to $1,000,000 in the partnership. The commitment is callable at the request of the manager of the LLC. As of December 31, 2008, the remaining commitment is $930,000.

**NOTE G. RELATED PARTY TRANSACTIONS**

SHCG's Chief Executive Officer issued a letter of credit to secure the lease of SHCG's headquarters in Baltimore, Maryland. This letter of credit was replaced during 2007 by a letter of credit issued by SHCG which is secured by a certificate of deposit (see Note A).

SHCG received notes from some employees as partial consideration for the purchase of member interests and other loans. The notes bear interest at 8.0% and mature between October 2009 and December 2010. When SHCG was restructured during 2008 as described in Note B, the notes relating to membership purchase were transferred to the holding company. Interest income earned was $23,243 and $92,074 for the years ended December 31, 2008 and 2007, respectively.

During the year ended December 31, 2008, SHCG made various loans, and received various repayments from, the related holding company that was created at the time of SHCG's restructuring. This money is due on demand and does not accrue interest. The amount of the loan at December 31, 2008 is $961,749.

During 2008, SHCG invested in SH Capital Investors I, LLC (the "Fund") in a total amount of $86,547. The Fund is deemed to be a related party to SHCG. SHCG received a one time management fee during the year from the Fund for capital contributed by the Fund's Series B Members. The total amount of $11,000 for the year ended December 31, 2008 was offset against professional fee expenses.

**NOTE H. RETIREMENT PLAN**

SHCG has a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions, both of which are immediately vested. SHCG, at its discretion, can also make Profit Sharing Contributions. SHCG recorded total 401(k) Safe Harbor contributions of $282,288 and $236,240 for the years ended December 31, 2008 and 2007, respectively. Total accrued contributions to the Profit Sharing Plan for the year ended December 31, 2007 were $148,000. There was no discretionary contribution for the Profit Sharing Plan for the year ended December 31, 2008.

# SIGNAL HILL CAPITAL GROUP LLC

## NOTES TO THE FINANCIAL STATEMENTS

## DECEMBER 31, 2008 AND 2007

### NOTE I. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the statements of financial condition for cash and cash equivalents, approximate the respective fair values due to the short maturities of those instruments. Available for sale securities also are recorded at fair value in the statements of financial condition.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2008 are as follows:

| | 2008 | | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| December 31, 2008 | | | | |
| Available-for-sale securities | $ 490,000 | $ 490,000 | $ - | $ - |

There were no available-for-sale securities held at December 31, 2007.



Signal Hill

# SUPPLEMENTARY INFORMATION

# SIGNAL HILL CAPITAL GROUP LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2008

**Net Capital**

| | | |
|---|---|---|
| Total equity | | $ 10,838,823 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Client, interest and note receivables | 661,507 | |
| Prepaid expenses and miscellaneous assets | 98,613 | |
| Other assets | 1,214,796 | |
| Property and equipment, net | 332,404 | |
| | | 2,307,320 |
| Net Capital before haircuts on securities positions | | 8,531,503 |
| Haircuts on cash equivalents and securities positions | | 676,705 |
| Net Capital | | $ 7,854,798 |
| Aggregate indebtedness | | |
| Items included in the statement of financial condition | | $ 1,714,833 |
| Total aggregate indebtedness | | $ 1,714,833 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | | $ 203,000 |
| Excess net capital | | $ 7,651,798 |
| Ratio: Aggregate indebtedness to net capital | | 0.22 to 1 |

There are no material differences between the net capital computation as set forth in Schedule I and the amended computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2008. Therefore, no reconciliation has been presented.

See independent auditor's report.



Signal Hill

# SIGNAL HILL CAPITAL GROUP LLC

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCANGE COMMISSION

## DECEMBER 31, 2008

Signal Hill Capital Group LLC operates under the (k)(2)(ii) exemption pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). The Firm does not hold customer funds or safekeep customer securities and clears all transactions with and for customers on a fully disclosed basis with its clearing firm. Therefore, no computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 is presented.

See independent auditor's report.



Signal Hill

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors of
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, audit committee, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 12, 2009

WABC

201 W. PADONIA ROAD, SUITE 600, TIMONIUM, MARYLAND 21093
(P)410-561-4411 (F)410-561-4586 WWW.WABCCPAS.COM

# Signal Hill Capital Group LLC

*FINANCIAL STATEMENTS*

*December 31, 2008 and 2007*

Signal Hill